UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2021

Commission File Number 001-40098

SCORE MEDIA AND GAMING INC.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name)

500 King Street West

Fourth Floor

Toronto, Ontario, Canada M5V 1L9

(416) 479-8812

(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☐             Form 40-F   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1	Notice of Special Meeting of Shareholders and Management Information Circular, dated September 10, 2021

99.2	Letter of Transmittal and Election Form

99.3	Form of Proxy

99.4	News Release of Score Media and Gaming Inc., dated September 13, 2021

99.5	Amendment No. 1 to Arrangement Agreement, dated September 10, 2021

99.6	Annual Report of Penn National Gaming, Inc. for the year ended December 31, 2020, filed February 26, 2021

99.7	Notice of Annual Meeting of Shareholders and Proxy Statement of Penn National Gaming Inc., filed April 27, 2021

99.8	Certificate of Abridgment, dated September 13, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Score Media and Gaming Inc.

Date: September 13, 2021	By:	/s/ Benjamin Levy
		Name:	Benjamin Levy
		Title:	President and Chief Operating Officer